Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LINCARE HOLDINGS INC.

Pursuant to Sections 242 and 245 of the Delaware General Corporation Law

Lincare Holdings Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law, hereby certifies:

(1)	The name of the Corporation is Lincare Holdings Inc. The Corporation’s initial Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 2, 1990 under the name LC Acquisition Corporation.

(2)	The Amended and Restated Certificate of Incorporation of the Corporation set forth below restates the provisions of the Certificate of Incorporation of the Corporation as in effect immediately prior hereto.

(3)	The amendment and restatement of the Certificate of Incorporation of the Corporation was authorized in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the Delaware General Corporation Law (i) by the unanimous consent in writing of the members of the board of directors of the Corporation and (ii) by the consent in writing of the holders of all outstanding shares of the Corporation entitled to vote thereon.

(4)	The text of the Certificate of Incorporation as hereby amended and restated shall read in its entirety as follows:

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LINCARE HOLDINGS INC.

FIRST: The name of the Corporation is Lincare Holdings Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Fifty Thousand (50,000) shares of Common Stock, par value $0.01 per share.

FIFTH: The Board of Directors of the Corporation is authorized to make, adopt, amend, alter or repeal bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal bylaws of the Corporation.

SIXTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and this Certificate of Incorporation, and all rights conferred upon stockholders and directors herein are granted subject to this reservation.

SEVENTH: No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

EIGHTH: Election of directors of the Corporation need not be by written ballot.

This Amended and Restated Certificate of Incorporation supersedes and takes the place of the existing Certificate of Incorporation of the Corporation.

IN WITNESS WHEREOF, Lincare Holdings Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on August 14, 2012.

LINCARE HOLDINGS INC.

By:	/s/ Paul G. Gabos
Name: Paul G. Gabos
Title: Chief Financial Officer

[Amended and Restated Certificate of Incorporation]